EXHIBIT B

Video Transcript

The offering page for EVII Mission Hills Inc. (the “Company”) hosted by Jumpstart Micro, Inc. d/b/a Issuance Express includes the following video recordings as of the date of this Form C:

1. **EV Mission Hills Charging Hub – Future Site Preview.** Approximately one minute. A silent architectural visualization of the proposed facility, presented as background footage. Contains no spoken words and no on-screen text.

2. **Experience-Driven Charging.** Approximately thirty-six seconds. Silent brand footage presented as background. Contains no spoken words and no on-screen text.

Any statement made in a video appearing on the offering page, including any video added to the offering page after the date of this Form C, is a summary and is qualified in its entirety by this Form C. To the extent any statement in a video differs from, or is more definite than, a statement in this Form C, this Form C controls.

Investors should rely solely on this Form C, including the risk factors and the financial statements filed herewith, for all information concerning the Company, the Offering, and the Securities, and should not rely on any video in making an investment decision.

A written transcript of the recordings is not included in this filing.

EVII Mission Hills Inc.